March 28, 2012

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century World Mutual Funds, Inc. (the “Registrant”) (File Nos. 33-39242; 811-06247)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on March 13, 2012, regarding Post-Effective Amendment No. 53, filed on January 24, 2012, to the Registrant’s registration statement for the International Value Fund (the “Fund”).  For your convenience, we restate each of your comments prior to our responses.

1.	Comment: In the Maximum Deferred Sales Charge description in the Shareholder Fees table, indicate that the charge only applies if shares are redeemed within one year of purchase.

Response: We added the disclosure as requested on page 2.

2.	Comment: Explain the difference in the unified management fee for Institutional Class shares.

Response:  As noted in the “Fees and Expenses” table of the prospectus, the unified management fee for the Fund is 1.30% for the Investor, A, C and R Classes and 1.10% for the Institutional Class.  The “Multiple Class Information” section on page 25 of the prospectus explains the difference in the Institutional Class’s unified management fee as follows:

The fund offers multiple classes of shares. The classes have different fees, expenses and/or minimum investment requirements. The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services. It is

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
March 28, 2012

not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class. The Institutional Class is made available to institutional shareholders or through financial intermediaries whose clients do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes. As a result, the advisor is able to charge this class a lower unified management fee. Different fees and expenses will affect performance.

3.	Comment: Expand the definition of “value” in the Principal Investment Strategies section.

Response:  We added additional disclosure on pages 3 and 6.

4.	Comment: Confirm that investing in derivative instruments is not a principal investment strategy of the Fund.

Response:  Confirmed. Investing in derivative instruments is not a principal investment strategy of the Fund.

5.	Comment: Consider whether additional disclosure in the performance table is necessary to reflect the recent investment strategy changes for this fund.

Response:  Because the Fund’s advisor, investment objective, organizational structure, among other things, remains unchanged, we do not believe that recent investment strategy changes for the Fund necessitate additional disclosure.

6.	Comment: Switch the order of the two benchmarks shown in the Average Annual Total Returns table.

Response:  We changed the order of the benchmarks accordingly.

7.	Comment: Disclose the impact, if any, on the fund and its shareholders if the fund becomes a “commodity pool operator” under federal regulations issued by the Commodity Futures Trading Commission.

Response:  Although we are still analyzing the impact of this rule, based on the strategy and holdings of this Fund, we don’t expect this change to have any impact on the Fund or its shareholders. As such, no additional disclosure was added.

Ms. Karen Rossotto
March 28, 2012

8.	Comment: Provide examples in the Fundamental Investment Policies section of senior securities that the Fund is permitted to issue under the Investment Company Act of 1940.

Response:  We included the requested disclosure on page 17.

9.	Comment: Disclose who monitors quarterly distribution of portfolio holdings information under the Disclosure of Portfolio Holdings, Additional Safeguards sections.

Response:  We added the disclosure as requested on page 22.

10.           Comment:  Confirm that the Fund’s shares are continuously offered.

Response: Confirmed. Please find the required disclosure on page 39 in the Distributor section.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at dan_richardson@americancentury.com or 816-340-4916.

Sincerely,

/s/ Daniel K. Richardson
Daniel K. Richardson
Assistant Secretary